RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                           Los Angeles, CA 90024-6525
                            Telephone (310) 208-1182
                            Telecopier (310) 208-1154

                                 March 10, 2005

VIA FACSIMILE

 Securities and Exchange Commission
 Division of Corporation Finance
 450 Fifth Street, N.W.
 Washington, D.C. 20549
 Attn.:  Russell Mancuso, Esq.
         Daniel F. Duchovny, Esq.

         Re:   Composite Technology Corporation
               Registration Statement on Form S-3 (Amendment No. 1 to Form SB-2) File No. 333-122280

               Composite Technology Corporation
               Registration Statement on Form SB-2, as declared effective by the Securities and Exchange Commission on July 9, 2004
               File No. 333-112798

Dear Messrs. Mancuso and Duchovny:

      In furtherance of our telephone conversation with Mr. Duchovny earlier today, we submit this letter to provide the staff ("Staff") of the Securities and Exchange Commission ("Commission") information about the proposed post-effective amendment on Form S-3 that Composite Technology Corporation ("Composite") intends to file for the purpose of updating financial information in the prospectus that is part of Registration Statement on Form SB-2 (File No. 333-112798) ("Registration Statement"), which was declared effective by the Commission on July 9, 2004. Section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act"), requires that a prospectus be updated by post-effective amendment if it is in use beyond nine months after its effective date and if the information in the prospectus is more than 16 months old. The prospectus that is part of the Registration Statement will be in use beyond nine months after July 9, 2005 and the financial information is over 16 months old. Accordingly, Composite plans to file a post-effective amendment to the Registration Statement with the Commission no later than April 9, 2005. If the Commission has a position on calculation of filing deadlines for post-effective amendments that would result in a different date than April 9, 2005, please inform us of such position so that Composite can timely meet its updating obligations related to this prospectus.

Securities and Exchange Commission
March 10, 2005
Page 2

      In addition, pursuant to our conversation with Mr. Anthony Baron of the Office of Small Business Policy on March 9, 2005, eligibility for the use of Form SB-2 generally is determined at the time the form is filed and at the time a post-effective amendment is filed under Section 10(a)(3) of the Securities Act. While Composite was an S-B filer at the time the Registration Statement was filed, it is currently an S-K filer. Thus, Composite will not be eligible to use Form SB-2 at the time of filing the post-effective amendment, and therefore, intends to file the amendment on a Form S-3. To the extent that the Staff has any "future related" comments to Composite's registration statement on Form S-3 (Amendment No. 1 to Form SB-2)(File No. 333-122280) currently under the Staff's review (the "New S-3"), or other comments that may be applicable to the post-effective amendment on Form S-3, we respectfully suggest that the Staff provide such comments to Composite in advance of the filing deadline for the post-effective amendment. Composite can then address applicable comments with respect to the New S-3 in the post-effective amendment on Form S-3.

      Please direct any questions or concerns regarding this matter to the undersigned of this office at 310-208-1182.

                                      Very truly yours,

                                      RICHARDSON & PATEL LLP

                                      /s/ Kevin Leung
                                      ----------------------
                                      Kevin Leung


cc:   Benton H Wilcoxon, Composite Technology Corporation
      Dorothy Vinski, Esq., Richardson & Patel LLP